UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-224357-02

CNOOC Finance (2013) Limited

(Exact name of registrant as specified in its charter)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong (Address of principal executive offices)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

US$1,000,000,000 2.875% Guaranteed Notes due 2029 US$500,000,000 3.300% Guaranteed Notes due 2049 US$2,000,000,000 3.000% Guaranteed Notes due 2023 US$500,000,000 4.250% Guaranteed Notes due 2043

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. CNOOC Finance (2013) Limited (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in May 2013, when it first registered securities under the Securities Act of 1933, as amended (the “Securities Act”).

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the U.S. Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this form. The Company is permitted to omit financial statements by Rule 3-10 of Regulation S-X and is, therefore, exempt from the requirements of Section 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-5 of the Exchange Act.

Item 2. Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Company last sold securities in the United States in a registered offering under the Securities Act on September 25, 2019, when it sold US$1,000,000,000 2.875% guaranteed notes due 2029 and US$500,000,000 3.300% guaranteed notes due 2049, under the Post-Effective Amendment No.1 to the Registration Statement on Form F-3 filed with the SEC on September 20, 2019.

Item 3. Foreign Listing and Primary Trading Market

Not Applicable.

Item 4. Comparative Trading Volume Data

Not Applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of November 30, 2021, the following classes of debt securities of the Company (the “Notes”) are outstanding.

Notes	Issuer	Guarantor	Number of record holders on a worldwide basis
US$1,000,000,000 2.875% Guaranteed Notes due 2029	CNOOC Finance (2013) Limited	CNOOC Limited	54
US$500,000,000 3.300% Guaranteed Notes due 2049	CNOOC Finance (2013) Limited	CNOOC Limited	54
US$2,000,000,000 3.000% Guaranteed Notes due 2023	CNOOC Finance (2013) Limited	CNOOC Limited	122
US$500,000,000 4.250% Guaranteed Notes due 2043	CNOOC Finance (2013) Limited	CNOOC Limited	57

The number of record holders of the aforesaid debt securities on a worldwide basis was determined on the basis of the records of the Depository Trust Company and Euroclear Bank SA/NV as of October 19, 2021.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on November 30, 2021 and used PR Newswire to disseminate the notice in the United States. In addition, the press release was submitted to the SEC on Form 6-K via EDGAR on November 30, 2021.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

CNOOC Limited will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.cnoocltd.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, CNOOC Finance (2013) Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CNOOC Finance (2013) Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 30, 2021

CNOOC Finance (2013) Limited

By:	/s/ Weizhi Xie
Name:	Weizhi Xie
Title:	Chief Financial Officer